SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.
CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Ambev S.A. (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on December 11, 2024, the members of the Company’s Board of Directors approved:

(i)	The distribution of interest on own capital (“IOC”) in the amount of R$ 0.2448 per share of the Company, based on available balance and on the extraordinary balance sheet dated as of November 30, 2024 (the preparation of which was determined by the Board of Directors at the meeting held on December 11, 2024) and attributed to the minimum mandatory dividends for the same fiscal year. The distribution of IOC shall be taxed pursuant to the applicable law, which shall result in a net distribution of IOC of R$ 0.2081 per share of the Company, except for legal entities exempt from withholding tax pursuant to Article 5 of Law No 11,053/04, as amended by Law No. 11,196/05.

The aforementioned payment shall be made on December 30, 2024, considering the shareholding position of December 19, 2024 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 23, 2024 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including December 20, 2024.

(ii)	The distribution of dividends in the amount of R$ 0.4228 per share of the Company, based on available balance and on the extraordinary balance sheet dated as of November 30, 2024 (the preparation of which was determined by the Board of Directors at the meeting held on December 11, 2024) and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding, pursuant to applicable law.

The aforementioned payment shall be made on January 07, 2025, considering the shareholding position of December 19, 2024 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 23, 2024 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including December 20, 2024.

(iii)	The change in the timing of dividend distributions from annual to potentially shorter periods, including quarterly distributions or other intervals, with the dates and amounts to be approved by the Company’s Board of Directors and once approved, duly informed to the Shareholders, in accordance with the Company’s Policy on Allocation of Results.

The amount of the distribution of proceeds approved on this date totals approximately R$ 10,500,000,000.00 and, when combined with the amount related to the share buyback program approved by the Board of Directors on October 30, 2024, totals approximately R$ 12,500,000,000.00 (considering the closing price of the shares on October 29, 2024).

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Bradesco’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, December 11, 2024.

Ambev S.A.
Lucas Machado Lira

Chief Financial and Investor Relations Officer

This release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These statements, including without limitation, statements about our plans, strategies, prospects, and expectations regarding future distribution of dividends, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events. Accordingly, you should not place undue reliance on the forward-looking statements contained in this release. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer